                                                                     Exhibit (h)

FOR IMMEDIATE RELEASE

Dawn M. Orr                    Steve Ellis
Investor Relations             Corporate Communications
703-391-6589                   703-391-8295

                       SOFTWARE AG SYSTEMS, INC. REPORTS
                             FIRST QUARTER RESULTS

   Reston, VA, April 20, 1999--Software AG Systems, Inc. (NYSE: AGS), the parent company of SAGA SOFTWARE, Inc. (SAGA), today reported financial results for the first quarter ended March 31, 1999.

   Revenues in the first quarter of 1999 were $53.6 million versus $55.9 million recorded in the first quarter of 1998. Net income for the first quarters each of 1999 and 1998 was approximately $5.4 million, or $0.17 per diluted share.

   Commenting on the first quarter performance, Software AG Systems, Inc. President and CEO Daniel F. Gillis said, "The shortfall in revenue is attributable to some customers postponing orders. Nonetheless, we believe the long-term fundamentals of our core business remain solid and profitable."

   Gross margins for the first quarter of 1999 improved in each of the Company's revenue categories--software license, maintenance and professional services. Overall gross profit margins declined from 57 percent in 1998 to 53 percent in 1999, due primarily to lower license revenue volume for the quarter.

   Income from operations decreased to $7.5 million in the first quarter of 1999 from $8.2 million for the same period in 1998. Despite a substantial increase in R&D spending in the first quarter, total operating expenses declined 11 percent from the same period in 1998.

   The SAGA CEO said that his company's in-development enterprise integration product, Sagavista(TM), is on schedule for delivery in the third quarter of 1999 with BETA testing to begin in July.

   Software AG Systems, Inc. is the parent company of Reston, Virginia based SAGA SOFTWARE, Inc. (SAGA). SAGA provides enterprise application integration and systems software that support billions of mainframe transactions daily for some of the world's largest organizations. SAGA's suite of mission critical products and associated professional services take customers from the heart of the enterprise to the desktop, freeing their information and leveraging their IT investment. SAGA's subsidiaries and distributors are located worldwide in Asia-Pacific, Eastern and Western Europe, Japan, Latin America, the Middle East and South America. For further information, please visit the company's Web site at http://www.sagasoftware.com.

                                     # # #

Safe Harbor Provision for Forward-Looking Statements:

   The statements contained in this release include forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the company's current knowledge, beliefs, expectations and specific assumptions with respect to future business decisions. Accordingly, the statements are subject to significant risks, contingencies and uncertainties that could cause actual operating results, performance or business prospects to differ materially from those expressed in, or implied by, these statements. These risks, contingencies and uncertainties include, but are not limited to, significant quarterly and other fluctuations in revenues and results of operations; reliance on acquisitions and the timely development, production, marketing and delivery of new products and services;

increased demand for year 2000 products and services; risks associated with conducting a professional services business; reliance on the mainframe computing environment and demand for the company's products; changes in the company's product and service mix and product and service pricing; interoperability of the company's products with leading software application products; risks of protecting intellectual property rights and litigation; dependence on third-party technology; risks associated with international sales, distributors and operations; dependence on government contracts; control of the company by affiliates; the company's ability to implement its acquisition strategy, successfully integrate any acquired products, services and businesses, adjust to changes in technology, customer preferences, enhanced competition and new competitors in software and professional services markets, maintain and enhance its relationships with vendors, and attract and retain key employees; general economic and business conditions; and other risks detailed from time to time in the company's Securities and Exchange Commission reports, including, but not limited to, the company's Registration Statement filed on Form S-1. Software AG Systems, Inc. is not obligated to update the information contained in this release.

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                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (in thousands)

                                                           Mar. 31,   Dec. 31,
                                                             1999       1998
                                                          ----------- --------
                                                          (Unaudited)
                         Assets
Current:
 Cash and cash equivalents..............................   $ 60,011   $ 60,298
 Short-term investments.................................     11,000     10,600
 Accounts receivable:
   Invoiced and currently due...........................     40,611     50,110
   Advanced billings on maintenance.....................      7,140     11,899
   Unbilled services....................................      8,931      8,771
   Installment..........................................     32,459     32,016
   Other................................................      1,927      1,231
   Less: allowance for doubtful accounts................     (3,920)    (5,042)
                                                           --------   --------
    Total accounts receivable...........................     87,148     98,985
 Current portion of deferred income taxes...............      5,392      5,392
 Prepaid expenses.......................................      3,669      2,265
 Other current assets...................................      1,910      1,855
                                                           --------   --------
    Total current assets................................    169,130    179,395
Cooperation agreement, net of accumulated amortization..     18,799     19,387
Installment accounts receivable, net of current
 portion................................................     30,667     30,248
Property, equipment and leasehold improvements, net of
 accumulated depreciation and amortization..............      9,504     10,176
Goodwill, net of accumulated amortization...............      9,486      9,720
Deferred income taxes...................................      4,136      4,136
Other assets............................................        812        703
                                                           --------   --------
    Total assets........................................   $242,534   $253,765
                                                           ========   ========
          Liabilities and Stockholders' Equity
Current:
 Current portion of long-term obligations...............   $    459   $    478
 Accounts payable.......................................      6,229      9,675
 Accrued payroll and employee benefits..................      8,025     12,181
 Payable to SAG.........................................      5,081     10,884
 Income taxes payable...................................      2,786      3,991
 Other current liabilities..............................      7,787      7,912
 Current portion of deferred revenues, net of deferred
  royalties.............................................     46,622     48,328
                                                           --------   --------
    Total current liabilities...........................     76,989     93,449
Long-term obligations, net of current portion...........        534        635
Deferred revenues, net of deferred royalties............     30,651     31,773
                                                           --------   --------
    Total liabilities...................................    108,174    125,857
Stockholders' equity
 Common stock...........................................        306        305
 Additional paid-in capital.............................     96,337     95,474
 Retained earnings......................................     38,462     33,048
 Accumulated translation adjustments....................       (745)      (919)
                                                           --------   --------
    Total stockholders' equity..........................    134,360    127,908
                                                           --------   --------
    Total liabilities and stockholders' equity..........   $242,534   $253,765
                                                           ========   ========


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

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

               For the three months ended March 31, 1999 and 1998

                (in thousands, except per share dollar amounts)

                                                               1999      1998
                                                            ----------- -------
                                                            (Unaudited)
Revenues:
  Software license fees....................................   $13,180   $21,649
  Maintenance fees.........................................    20,634    19,800
  Professional services fees...............................    19,792    14,414
                                                              -------   -------
    Total revenues.........................................    53,606    55,863
                                                              -------   -------
Cost of revenues:
  Software license.........................................     3,118     5,670
  Maintenance..............................................     7,041     7,057
  Professional services....................................    14,990    11,501
                                                              -------   -------
    Total cost of revenues.................................    25,149    24,228
                                                              -------   -------
Gross profit...............................................    28,457    31,635
                                                              -------   -------
Operating expenses:
  Software product development.............................     2,409       755
  Sales and marketing......................................     9,811    11,873
  Administrative and general...............................     8,705    10,805
                                                              -------   -------
    Total operating expenses...............................    20,925    23,433
                                                              -------   -------
Income from operations.....................................     7,532     8,202
    Other income and expense, net..........................     1,344       906
                                                              -------   -------
Income before income taxes.................................     8,876     9,108
    Income tax provision...................................     3,462     3,718
                                                              -------   -------
Net income.................................................     5,414     5,390
Other comprehensive income:
    Foreign currency translation adjustments...............       173       (72)
                                                              -------   -------
Comprehensive income.......................................   $ 5,587   $ 5,318
                                                              =======   =======
Net income per common share:
  Basic....................................................   $  0.18   $  0.18
  Diluted..................................................   $  0.17   $  0.17
Shares used in computing net income per common share:
  Basic....................................................    30,577    29,517
  Diluted..................................................    31,839    31,491

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